Exhibit 99.1

News Release

Stantec Wins Major Contract with the Federal Highway Administration for

Long-Term Pavement Performance Support

This $7.2 million program will help highway agencies determine why some pavements outperform others

EDMONTON, AB; NEW YORK, NY (July 5, 2018) NYSE, TSX:STN

Global consulting firm Stantec was recently selected on a major contract with the U.S. Department of Transportation’s Federal Highway Administration (FHWA). The contract is for the Data Collection of Pavement Performance at Long Term Pavement Performance (LTPP) Test Sections. The LTPP studies program was established under the Strategic Highway Research Program (SHRP) and has four regions across North America. Stantec’s contract encompasses all four regions including North Atlantic, North Central, Southern, and Western. This is the first time that the FHWA has procured services for all four regions under one contract. According to Gabe Cimini, Stantec’s project manager, “We are thrilled to be continuing, and expanding upon, our 30-year relationship with FHWA on this important program.”

For each region, the Stantec team will collect pavement performance data, process the information received, and enter it into the LTPP Pavement Performance Database. Data collected and analyzed from each region will provide perspective for the FHWA in understanding the performance of various pavements types – and apply this information to help highway agencies build and maintain a cost-effective highway system. The Stantec team has worked as Regional Support Contractors on six previous LTPP support contracts since 1988. This new contract amount is $7.2 million in gross revenue and will be in place for up to five years if all options are exercised.

Susan Walter, Stantec’s senior vice president of Transportation said, “We are dedicated to continuing our relationship with the FHWA and will provide them with the high level of client service they’ve grown to expect from our team.” Stantec’s Infrastructure group is comprised of approximately 4,200 staff, operating in six countries and over 150 offices.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind. We care about the communities we serve—because they’re our communities too. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Stantec Media Contact	Stantec Investor Contact
Danny Craig Stantec Media Relations Ph: 949-923-6085 C: 949-632-6319 danny.craig@stantec.com	Cora Klein Stantec Investor Relations Ph: 780-969-2018 cora.klein@stantec.com

Design with community in mind